October 22, 2013

Via EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Responses to Comments of the Staff of
the Securities and Exchange Commission to the Form 40-F for the
Year Ended December 31, 2012 of AuRico Gold Inc. (File No. 001-31739)

Dear Ms. Jenkins:

This letter is in response to the conference call (the “Call”) held on October 8, 2013 with Brian McAllister and Nasreen Mohammed regarding AuRico Gold Inc.’s response to the comment letter dated August 27, 2013 of the staff of the of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Form 40-F for the year ended December 31, 2012 of AuRico Gold Inc. (the “Company”).

During the Call, the Staff requested that the Company provide proposed enhanced disclosure for the cash cost per ounce Non-GAAP measure.  The Company has revised the disclosure included in the June 30, 2013 Management’s Discussion and Analysis to address the Staff’s comments during the Call.  The proposed disclosure is as follows:

Cash Cost per Ounce Calculation

Cash cost per ounce is a non-GAAP performance measure that management uses to better assess the Company’s performance for the current period and its expected performance in the future.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities.  This measure is calculated by adjusting production and refining costs as recorded in the Company’s interim unaudited consolidated financial statements for by-product revenues, production costs associated with unsold ounces, and production costs associated with acquisition-date fair value adjustments.  The calculation of cash costs per gold ounce measures the benefit of any by-product silver that is produced in conjunction with gold as a credit against the cost of producing gold.  A number of other gold producers present their costs net of the contribution from silver and other non-gold by-product sales.  The Company believes that presenting this measure on this basis allows management, analysts and investors to better assess performance against other gold producers, and to better understand the importance of non-gold revenue on the Company’s cost structure.

The following provides a reconciliation of cash cost per ounce to the unaudited condensed consolidated financial statements:
 (in thousands, except ounces and cash cost per gold ounce)

Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
June 30 2013	June 30 2012	June 30 2013	June 30 2012
Continuing operations - Young-Davidson mine, El Chanate mine, and Corporate and other
Production costs (1)	$39,055	$10,029	$66,930	$20,708
Refining costs	$125	$132	$250	$216
Inventory and other adjustments(2)	$(3,227)	$(1,736)	$(6,391)	$(3,614)
Total cash costs	$35,953	$8,425	$60,789	$17,310
Divided by gold equivalent ounces(3)	42,149	17,021	80,199	$35,712
Total cash cost per gold equivalent ounce	$853	$495	$758	$485
Total cash costs (per above)	$35,953	$8,425	$60,789	$17.310
By-product revenues(4)	$(769)	$(886)	$(1,831)	$(2,000)
Total cash costs, net of by-product revenues	$35,184	$7,539	$58,958	$15,310
Divided by gold ounces	41,484	16,504	78,939	35,165
Total cash cost per gold ounce, net of by-product revenues	$848	$457	$747	$435
Discontinued operations - Ocampo mine, El Cubo mine, and Australian Operations
Total production and refining costs(5)	$-	$50,483	$-	$122,822
Divided by gold equivalent ounces sold (3)	-	53,315	-	138,127
Total cash cost per gold equivalent ounce	$-	$947	$-	$889
Total production and refining costs (per above)	$-	50,483	$-	$122,822
Stawell by-product revenues	$-	$(257)	$-	$(541)
Co-product silver revenues(6)	$-	$(26,453)	$-	$(62,507)
Total cash costs, net of by-product and co-product revenues	$-	$23,773	$-	$59,774
Divided by gold ounces sold (7)	-	36,751	-	100,381
Total cash cost per gold ounce, net of by-product and co-product revenues	$-	$647	$-	$595

(1)
Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012.  For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 21 or note 3(a) to the condensed consolidated financial statements for the three and six months ended June 30, 2013.

(2)
Inventory adjustments include amortization of the inventory fair value adjustments relating to the El Chanate purchase price allocations (including $2.1 million relating to a NRV adjustment for the three and six months ended June 30, 2013) as well as the addition of production costs at Young-Davidson that are associated with unsold gold ounces.  The total of these adjustments for the three and six months ended June 30, 2013 and 2012 were as follows:

El Chanate	$(3,255)	$(1,736)	$(4,131)	$(3,614)
Young-Davidson	$28	$-	$(2,260)	$-
	$(3,227)	$(1,736)	$(6,391)	$(3,614)

(3)	Gold equivalent ounces include silver ounces produced / sold converted to gold equivalent based on the ratio of the realized sales prices of the commodities.

(4)
By-product revenue is defined as the revenue from a secondary metal or mineral that is recovered during processing, and is included in Revenue from mining operations in the Company's financial statements.  The total by-product silver revenues adjustments for the three and six months ended June 30, 2013 and 2012 were as follows:

El Chanate	$(719)	$(886)	$(1,608)	$(2,000)
Young-Davidson	$(50)	$-	$(223)	$-
	$(769)	$(886)	$(1,831)	$(2,000)

(5)
Production and refining costs of discontinued operations are presented separately as net earnings from discontinued operations in the Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2012.

(6)
Co-product revenue is defined as revenue that arises from more than one primary source.  The Company's El Cubo and Ocampo mines, which were disposed in 2012, recognized co-product revenue from the sale of gold and silver, which was included in Revenue from mining operations in the Company's financial statements.  The total co-product silver revenue adjustments for the three and six months ended June 30, 2012 were as follows:

Ocampo	$-	$(21,345)	$-	$(47,810)
El Cubo	$-	$(5,108)	$-	$(14,697)
	$-	$(26,453)	$-	$(62,507)

(7)	Gold ounces include ounces sold at the El Chanate mine and ounces produced at the Young-Davidson mine for the three and six months ended June 30, 2013.

In addition, the Company proposes the following enhanced disclosure for the all-in sustaining costs per ounce measure:

All-in Sustaining Cost per Ounce Calculation

All-in sustaining cost per ounce is a non-GAAP performance measure developed by the World Gold Council that reflects all of the expenditures that are required to produce an ounce of gold from current operations.  The World Gold Council is a non-regulatory, non-profit, market development organization that was established in 1987 whose members include global senior mining companies.  The Company is not a member of the World Gold Council, and was not involved in the development of the all-in sustaining cost measure.  However, the Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations.  This measure uses cash costs per ounce as its basis, and also includes sustaining capital expenditures, general and administrative expenses, sustaining exploration and evaluation costs, and accretion and depletion of reclamation provisions at operating sites.  As this measure seeks to reflect the full cost of producing gold at current operations, it excludes capital expenditures to develop new operations and to materially enhance production or reserves at existing operations.  Certain other cash expenditures, including tax payments, increases in inventory, dividends and other financing costs, are also excluded.The following provides a reconciliation of all-in sustaining cost per ounce to the unaudited condensed consolidated financial statements:

(in thousands, except ounces and cash costs)

Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
June 30 2013	June 30 2012	June 30 2013	June 30 2012
Continuing operations - Young-Davidson mine, El Chanate mine, and Corporate and other
Total cash costs per gold ounce, net of by-product revenues	$35,184	$7,539	$58,958	$15,310
General and administrative	$7,743	$6,707	$14,122	$15,281
Young-Davidson inventory adjustments	$(28)	$-	$2,260	$-
Sustaining capital expenditures(1)	$14,285	$3,634	$24,504	$7,624
Accretion and depletion of reclamation provisions	$210	$64	$421	$131
Total all-in sustaining costs, net of by-product revenues	$57,394	$17,944	$100,265	$38,346
Divided by gold ounces sold(2)	41,540	$16,504	$80,873	$35,165
All-in sustaining cost per gold ounce sold, net of by-product revenues(3)	$1,382	$1,087	$1,240	$1,090

(1)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature.  Total sustaining capital for the three months ended June 30, 2013 and 2012 is calculated as follows:

Capital expenditures per cash flow statement	$60,274	$112,776	$105,778	$225,529
Less: Young-Davidson non-sustaining capital	$(37,935)	$(99,743)	$(65,135)	$(200,094)
Less: El Chanate non-sustaining capital	$(7,805)	$(6,378)	$(15,177)	$(13,600)
Less: Kemess non-sustaining capital	$(249)	$(3,021)	$(962)	$(4,211)
	$14,285	$3,634	$24,504	$7,624

(2)	Gold ounces include ounces sold at the El Chanate and Young-Davidson mines for the three and six months ended June 30, 2013 and 2012.

(3)	The non-GAAP measure all-in sustaining cash cost per gold ounce is calculated for continuing operations only. Discontinued operations are excluded for the three and six months ended June 30, 2012.

Non-sustaining capital expenditures include underground shaft and mine development and the paste backfill plant at Young-Davidson as well as the south-east open pit expansion and exploration expenditures at El Chanate.

*          *          *

In connection with this response letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comments of the Staff.  Please contact me directly at Robert.Chausse@auricogold.com with any questions concerning this letter.

Yours very truly,

/s/ Robert Chausse

Robert Chausse
Executive Vice President and Chief Financial Officer

cc:	Brian McAllister
Nasreen Mohammed
George Schuler
(Securities and Exchange Commission)

Trent Mell, Executive Vice President, Corporate Affairs
(AuRico Gold Inc.)

Riccardo Leofanti
Ryan Dzierniejko
(Skadden, Arps, Slate, Meagher & Flom LLP)